Exhibit 12.1

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED APRIL 2, 2004, MARCH 28, 2003, MARCH 29, 2002,

MARCH 30, 2001, MARCH 31, 2000, AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2004

AND 2003

(Dollars in Thousands)

	Fiscal Year Ended									Nine Months Ended
	2004		2003		2002		2001	2000		December 31, 2004		December 31, 2003
Fixed charges:
Interest expense	$5,560		$12,554		$8,201		$11,374	$9,278		$5,496		$3,895
Capitalized interest	27		—		1,801		1,612	1,377		—		27
Interest component of rental expense	8,962		12,985		12,440		12,768	11,796		9,946		6,862

Fixed charges	$14,549		$25,539		$22,442		$25,754	$22,451		$15,442		$10,784

Earnings:
Income (loss) before provision for income taxes	$46,300		$14,129		$17,934		$(37,593)	$17,582		$38,718		$34,481
Add: Fixed charges	14,549		25,539		22,442		25,754	22,451		15,442		10,784
Less: Capitalized interest	27		—		1,801		1,612	1,377		—		27

Total earnings (loss)	$60,822		$39,668		$38,575		$(13,451)	$38,656		$54,160		$45,238

Ratio of earnings (loss) to fixed charges:
Total earnings (loss)	$60,822		$39,668		$38,575		$(13,451)	$38,656		$54,160		$45,238
Fixed charges	$14,549		$25,539		$22,442		$25,754	$22,451		$15,442		$10,784
Ratio	4.2		1.6		1.7		(0.5)	1.7		3.5		4.2
	(a	)	(a	)	(a	)	(a )	(a	)	(a	)	(a	)

(a)	The consolidated ratios of earnings to fixed charges shown above is calculated in accordance with Section 229.503 (d) of Regulation S-K.